

02005939

VF 3-4-02

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III



SEC MAIL PROCESSING
RECEIVED
FEB 20 2002
WASH. D.C.
354 SECTION

SEC FILE NUMBER
8- 45074

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Union Financial Corp.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2455 EAST SUNRISE BLVD. #307
(No. and Street)

FORT LAUDERDALE, FL 33304
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

THOMAS R. NOONAN (954) 566-4588
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KELLY & KELLY, CPA'S P.A.
(Name — *if individual, state last, first, middle name*)

3020 N. FEDERAL HIGHWAY, BLDG. 11, 2nd FLOOR, FT. LAUDERDALE, FL 33306
(Address) (City) (State) Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 15 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

VF 3-14-02

OATH OR AFFIRMATION

I, THOMAS R. NOONAN, swear (or affirm) that, to th best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm c UNION FINANCIAL, as c DECEMBER 31, X92001, are true and correct. I further swear (or affirm) that neither the compan nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that c a customer, except as follows:

NO EXCEPTION

2-19-02

Signature

PRESIDENT

Title


OFFICIAL NOTARY SEAL
JOHN F KELLY
NOTARY PUBLIC STATE OF FLORIDA
COMMISSION NO. CC836282
MY COMMISSION EXP. MAY 12,2003

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and th Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of cor solidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

UNION FINANCIAL CORPORATION
INDEX
DECEMBER 31, 2001

Kelly & Kelly
Certified Public Accountants, P.A.

MEMBERS OF AMERICAN AND FLORIDA INSTITUTES AND NEW MEXICO SOCIETY OF CERTIFIED PUBLIC ACCOUNTANTS

JOHN F. KELLY, C.P.A.
ELIZABETH M. KELLY, C.P.A.

FT. LAUDERDALE (954) 561-0557
PALM BEACH (561) 368-0557
FAX (954) 561-2749
EMAIL: johnnliz@kellyandkelly.com
WEBSITE: www.kellyandkelly.com

PLAZA 3000, SUITE 11B
3020 NORTH FEDERAL HIGHWAY
FORT LAUDERDALE, FLORIDA 33306-1417

Independent Auditor's Report

Board of Directors

Union Financial Corporation

We have audited the accompanying statement of financial condition of Union Financial Corporation as of December 31, 2001, and the related statements of income, changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Union Financial Corporation as of December 31, 2001, and the results of their operations and their cash flows for the year then ended in conformity with generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III, and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion , is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Also, We have examined the supplementary schedules on pages 12 and 13 and, in our opinion, they present fairly the information included therein in conformity with the rules of the Securities and Exchange Commission.



Kelly & Kelly, C.P.A.s, P.A.

Ft. Lauderdale, Florida

January 22, 2002

UNION FINANCIAL CORP
STATEMENT OF FINANCIAL CONDITION
For the Period Ended December 31, 2001

ASSETS

CURRENT ASSETS		
Money Market	$ 22,364.01	
Cash In Bank	1,359.64	
Clearing Deposits	50,090.84	
Comm. Rec. - Clearing B/D	13,908.15	
Broker Receivable	431.93	
TOTAL CURRENT ASSETS		$88,154.57
OTHER ASSETS		
Prepaid Expenses	8,631.80	
Deposits	792.25	
TOTAL OTHER ASSETS		9,424.05
FIXED ASSETS		
Furniture & Equipment	15,840.09	
Accumulated Depreciation	(11,355.63)	
TOTAL FIXED ASSETS		4,484.46
TOTAL ASSETS		$102,063.08

See Accompanying Notes To Financial Statement

UNION FINANCIAL CORP
STATEMENT OF FINANCIAL CONDITION
For the Period Ended December 31, 2001

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES		
Accounts Payable	$ 1287.15	
Federal Income Taxes Payable	108.00	
Accrued Expenses	21,446.99	
TOTAL CURRENT LIABILITIES		$ 22,842.14
LONG TERM LIABILITIES EQUITY		
Common Stock	58,114.10	
Additional Paid in Capital	24,500.00	
Retained Earnings	9,415.89	
Current Income (Loss)	(12,809.05)	
TOTAL EQUITY		79,220.94
TOTAL LIABILITIES & EQUITY		$ 102,063.08

See Accompanying Notes To Financial Statement

UNION FINANCIAL CORP
STATEMENT OF INCOME (LOSS)
For the Period Ended December 31, 2001

	12 Months Ended Dec. 31, 2001
REVENUES	
Commission Income - Listed	$ 177,209.07
Commission Income - Options	45.00
Commission Income - Mutual Fund	1,359.00
Commission Income - Pacific	65,896.51
Interest Income	2,327.16
Miscellaneous Income	815.50
TOTAL REVENUES	$ 247,652.24
COST OF SALES	
Commissions - Brokers	48,000.00
Advertising	2,387.00
Clearing Costs	77,927.31
Unsecured Debits & Write-Offs	26.00
Quotations & Research	4,127.56
Telephone & Communications	7,178.47
TOTAL COST OF SALES	139,646.34
GROSS PROFIT	108,005.90
OPERATING EXPENSES	
Automobile	6,331.48
Bank Charges	433.00
Depreciation	2,977.02
Dues & Subscriptions	9,802.40
Publications	2,077.97
Rental Equipment	1,074.40
Taxes	185.12
Licenses & Registration	4,738.45
S I P C	300.00
Insurance Group	10,937.50
Insurance	7,008.99
Miscellaneous Expense	202.00
Office Supplies	552.15
Office Expense	5,097.75
Payroll Taxes	3,172.60
Legal Fees	1,000.00
Professional Services	5,698.30
Rent	16,474.46

See Accompanying Notes To Financial Statement

UNION FINANCIAL CORP
STATEMENT OF INCOME (LOSS)
For the Period Ended December 31, 2001

Salaries & Wages	5,563.00
Employee Profit Sharing	9,000.00
Entertainment	8,498.15
Travel	14,685.19
Postage	1,226.62
Printing	106.53
TOTAL OPERATING EXPENSES	$ 117,143.08
NET PROFIT (LOSS)	(9,137.18)
NON OPERATING ITEMS	
Contributions	(3,671.87)
NET NON OPERATING ITEMS	(3,671.87)
NET PROFIT (LOSS) BEFORE TAXES	(12,809.05)
NET PROFIT (LOSS) AFTER TAXES	$(12,809.05)
	===========

EARNINGS (LOSS) PER SHARE (\$25.62)

See Accompanying Notes To Financial Statement

UNION FINANCIAL CORPORATION
STATEMENT OF CHANGES IN STOCKHOLDERS EQUITY
FOR THE YEAR ENDED 12/31/01

	Capital Stock Common	Additional Paid in Capital	Retained Earnings
Balance at 1/1/01	$58,114	$24,500	$ (9,416)
Net Income (loss)			(12,809)
Balance at 12/31/01	$58,114	$24,500	$(22,225)

See Accompanying Notes To Financial Statements

UNION FINANCIAL CORPORATION
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS AND GENERAL CREDITORS FOR THE YEAR ENDED 12/31/01

Subordinated Liabilities at January 1,	$ None
Subordinated Liabilities at December 31,	$ None

See Accompanying Notes To Financial Statements

UNION FINANCIAL CORPORATION
STATEMENT OF CASH FLOWS
FOR YEAR ENDED 12/31/01

Cash Flows from Operating Activity		
Net Income (loss)		$(12,809)
Adjustments to Reconcile Net Income to Cash Provided by Operating Activities:		
Depreciation	$ 2,977	
Accrued Commissions	8,573	
Prepaid Expenses	5,050	
Accrued Expenses	8,037	
Net Cash Used by Operating Activity		(5,318)
Cash Flows from Funding Activities		
Fixed Assets		(954)
Net Cash Provided (Used) by Funding Activities		(954)
Beginning Cash		80,087
Ending Cash		$ 73,815

See Accompanying Notes To Financial Statements

UNION FINANCIAL CORPORATION
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2001

1. Significant Accounting Policies

The companies accounts are maintained and the financial statements are prepared on the accrual basis of accounting. All transactions are executed by and cleared through Oppenheimer & Co., Inc. on a fully disclosed basis. Union Financial Corporation does not hold funds or securities for customers.

Customers' securities and commodities transactions are recorded on a settlement date basis with related commission income and expenses recorded on a trade date basis. Securities and commodities transactions of the Company are recorded on a trade date basis.

There are no repurchase and resale agreements.

Deferred income taxes are provided when income and expenses, principally relating to the valuation of trading and investment securities, are recognized in different years for financial and tax reporting purposes.

Depreciation is provided on a straight-line basis using estimated useful lives of ten years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease.

Statement of Financial Accounting Standards No. 107 "Disclosures About Fair Value of Financial Instruments" requires disclosure of estimated fair values to be disclosed whether or not they are recognized in the financial statements, provided it is practical to estimate such values. The company estimates that the fair value of it's financial instruments approximates their carrying value.

2. Cash and Securities Segregated Under Federal and Other Regulations

No cash on securities are required to be segregated under Rule 15c3-3 of the Securities Exchange Commission.

3. **Accrued Commissions**

Accrued commissions are due to Union Financial Corporation from Oppenheimer & Co., Inc. and Wedbush Morgan Securities for completed trades and are paid monthly.

4. **Capital Stock**

The authorized, issued, and outstanding shares of capital stock at December 31, 2001, were as follows:

Common stock, one cent par value; authorized 10,000 shares; issued 500 shares.

5. **Pension Plans**

The Company established a defined contribution profit sharing plan in 1995. The plan does not contain a pension benefit formula, but instead provides for discretionary contributions base on participant's compensation. Each periodic employer contribution is allocated to the eligible employees who perform services during that same period. Each period is employer contribution is allocated among separate accounts maintained for each employee and pension benefits are based solely on the amount available in each employee's account at the time of retirement.

6. **Commitments and Contingent Liabilities**

The lease on the business premises has a non-cancelable term through August 31, 2003, with an aggregate obligation of $34,149.

7. **Net Capital Requirements**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital. At December 31, 2001, the Company had net capital of $64,865 which was $14,865 in excess of its required net capital of $50,000.

8. Income Taxes

The income tax provision consists of the following:

Federal	$	0
State and Local		0
	$	0

Deferred income taxes are not applicable.

The federal income tax ordinary rate is the same as the actual effective rate.

9. Earnings Per Share

Earnings (loss) per share of common stock was computed by dividing net income, by the weighted average age number of common shares outstanding for the year (500 shares).

There are no outstanding stock options.

10. SIPC Assessment

SIPC registration and the assessment for the year has been paid at the minimum rate.

**COMPUTATION OF NET CAPITAL
UNDER RULE 15C3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION**

UNION FINANCIAL CORPORATION
DECEMBER 31, 2001

TOTAL ASSETS	$ 102,063
LESS TOTAL LIABILITIES	22,842
NET WORTH	79,221
ADD SUBORDINATED LOANS	0
ADJUSTED NET WORTH	79,221
LESS NON-ALLOWABLE ASSETS	13,909
CURRENT CAPITAL	65,312
LESS HAIRCUTS	447
NET CAPITAL	64,865
REQUIRED NET CAPITAL	50,000
	$ 14,865
AGGREGATED INDEBTEDNESS	$ 22,842
AGGREGATED INDEBTEDNESS TO NET CAPITAL	35.00%

See Accompanying Notes to Financial Statement

UNION FINANCIAL CORPORATION
SUPPLEMENTARY INFORMATION
DECEMBER 31, 2001

1. The following supplementary information is submitted:

   A. Union Financial Corporation is exempt from the Possession and Control Requirements under Rule 15C3-3 as all transactions and Securities are through a Clearing Firm on Fully Disclosed Basis(Section K2ii).

   B. The Audited Financial Statements are substantially in Agreement with the Focus Report.

REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17A-5

Board of Directors

Union Financial Corporation

In planning and performing our audit of the financial statements of Union Financial Corporation for the year ended December 31, 2001, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission, we have made a study of the practices and procedures (including test of compliance with such practices and procedures) followed by Union Financial Corporation that were considered relevant to the objectives stated in rule 17a-5(g),(1) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e); (2) in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by 17a-13; (3) in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (4) in obtaining and maintaining physical possession or control of a fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining and internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles.
Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 1997, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities Exchange Commission, The New York Stock Exchange and other regulatory agencies which rely on rule 17a5-(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.



Kelly & Kelly, C.P.A.s, P.A.

Ft. Lauderdale, Florida

January 22, 2002